Mercedes-Benz Auto Lease Trust 2015-A
Investor Report

Amounts in USD

Dates

Collection Period No.	16				
Collection Period (from... to)	1-Apr-2016	30-Apr-2016			
Determination Date	12-May-2016				
Record Date	13-May-2016				
Payment Date	16-May-2016				
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Apr-2016	16-May-2016	Actual/360 Days	31	
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Apr-2016	15-May-2016	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	400,000,000.00	59,649,770.09	11,781,044.89	47,868,725.20	119.671813	0.029453
Class A-2B Notes	400,000,000.00	59,649,770.09	11,781,044.89	47,868,725.20	119.671813	0.029453
Class A-3 Notes	575,000,000.00	575,000,000.00	575,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**942,069,540.18**	**846,332,089.78**	**95,737,450.40**		
Overcollateralization	395,237,750.93	421,751,356.42	421,751,356.41			
Total Securitization Value	**2,410,007,750.93**	**1,363,820,896.60**	**1,268,083,446.19**			
present value of lease payments	854,201,184.71	267,286,369.47	239,656,797.47			
present value of Base Residual Value	1,555,806,566.22	1,096,534,527.13	1,028,426,648.72			

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	421,751,356.41	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.780000%	38,772.35	0.096931	47,907,497.55	119.768744
Class A-2B Notes	0.752750%	38,665.06	0.096663	47,907,390.26	119.768476
Class A-3 Notes	1.100000%	527,083.33	0.916667	527,083.33	0.916667
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75	1.008333
Total		**854,355.49**		**$96,591,805.89**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	28,483,500.43	(1) Total Servicing Fee	1,136,517.41
Net Sales Proceeds-early terminations (including Defaulted Leases)	44,113,496.60	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	28,913,450.18	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	60,555.07	(3) Interest Distributable Amount Class A Notes	854,355.49
Excess mileage included in Net Sales Proceeds	420,064.24	(4) Priority Principal Distribution Amount	0.00
Subtotal	101,510,447.21	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	95,737,450.40
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	17,843.31	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	101,528,290.52	(9) Excess Collections to Certificateholders	3,799,967.22
Reserve Account Draw Amount	0.00	**Total Distribution**	**101,528,290.52**
Total Available Funds	**101,528,290.52**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,136,517.41	1,136,517.41	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	854,355.49	854,355.49	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	38,772.35	38,772.35	0.00
thereof on Class A-2B Notes	38,665.06	38,665.06	0.00
thereof on Class A-3 Notes	527,083.33	527,083.33	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	854,355.49	854,355.49	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	95,737,450.40	95,737,450.40	0.00
Principal Distribution Amount	95,737,450.40	95,737,450.40	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,049.21
minus Net Investment Earnings	1,049.21
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,049.21
Net Investment Earnings on the Exchange Note	
Collection Account	16,794.10
Investment Earnings for the Collection Period	17,843.31

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	1,363,820,896.60	37,888
Principal portion of lease payments	20,013,568.22	
Terminations- Early	40,876,143.41	
Terminations- Scheduled	26,957,505.06	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,890,233.72	
Securitization Value end of Collection Period	1,268,083,446.19	35,475
Pool Factor	52.62%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	10.74
Weighted Average Seasoning (months)	10.77	25.10
Aggregate Base Residual Value	1,762,832,979.55	1,086,948,275.55
Cumulative Turn-in Ratio		92.21%
Proportion of base prepayment assumption realized life to date		66.73%
Actual lifetime prepayment speed		0.57%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,263,368,519.01	35,360	99.63%
31-60 Days Delinquent	3,063,687.16	75	0.24%
61-90 Days Delinquent	1,448,459.99	34	0.11%
91-120 Days Delinquent	202,780.03	6	0.02%
Total	1,268,083,446.19	35,475	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,075,176.07	29	22,830,580.67	619
Liquidation Proceeds	684,425.31		17,597,501.54	
Recoveries	624,577.05		3,912,725.51	
Principal Net Credit Loss / (Gain)	(233,826.29)		1,320,353.62	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.213)%
Prior Collection Period	0.151 %
Second Prior Collection Period	0.259 %
Third Prior Collection Period	0.126 %
Four Month Average	0.081%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.055%

Average Net Credit Loss / (Gain)   2,133.04

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	74,648,706.12	2,384	682,051,139.02	21,589
Sales Proceeds and Other Payments Received	72,745,046.68		689,756,057.93	
Residual Loss / (Gain)	1,903,659.44		(7,704,918.91)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.736%
Prior Collection Period	2.839 %
Second Prior Collection Period	1.039 %
Third Prior Collection Period	0.722 %
Four Month Average	1.584%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.320)%

Average Residual Loss / (Gain)   (356.89)